12670 High Bluff Drive
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Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

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The entity requesting confidential treatment is:

Avidity Biosciences, Inc.

10975 N. Torrey Pines Road, Suite 150

La Jolla, CA 92037

Attn: Sarah Boyce, President and Chief Executive Officer

May 26, 2020

VIA EDGAR and HAND DELIVERY

Ms. Ada D. Sarmento

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Avidity Biosciences, Inc. | Anticipated Price Range
Registration Statement on Form S-1 (File No. 333-238612)

Dear Ms. Sarmento:

Rule 83 Confidential Treatment Requested by Avidity Biosciences, Inc.

This letter is furnished supplementally on behalf of Avidity Biosciences, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). To assist the staff (the “Staff”) of the Commission in its review, the Company advises the Staff that it presently estimates, based in part on information received by the lead underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[***] and $[***] (without giving effect to any reverse stock split that the Company will effect prior to the offering, the “Preliminary Price Range”), considering information currently available and current market conditions. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Avidity Biosciences, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

of the offering, the Company and the lead underwriters have not yet finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate reverse stock split, will include a price range of no more than $2.00 or 20% of the low end of the range, unless otherwise approved by the Staff.

Recent Stock Option Grants

The Company’s grants of stock options during the prior 12 months, including those made since the latest balance sheet presented in the Registration Statement, are set forth below.

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Estimated Fair Market Value of Shares	Reassessed Fair Market Value of Shares
August 28, 2019	40,228	$0.20	$0.20	$1.20[1]
October 3, 2019	286,000	$0.20	$0.20	$1.20[1]
December 18, 2019	2,775,105	$0.59	$0.59	$1.97[1]
February 11, 2020	700,000	$0.59	$0.59	$1.97[1]
February 19, 2020	1,177,313	$0.59	$0.59	$1.97[1]
May 15, 2020	715,000	$4.18	$4.18	N/A

(1)	The Reassessed Fair Market Value Price represents a retrospective revaluation as further discussed below.

Common Stock Valuation Methodologies

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as further disclosed on pages 94-95 of the Registration Statement.

For the options granted in August 2019 through February 2020, the Company utilized the option-pricing method (“OPM”) with a guideline public company method and the backsolve method, as applicable, which are accepted valuation methods under the AICPA Practice Guide, for determining the fair value of its common units/stock. The OPM treats a Company’s security classes as call options on total equity value, with exercise prices based on the relative seniority of payments among such security classes. The value of junior equity interests under the OPM is based on the value of optionality over-and-above the value of securities that are senior to them in the capital structure. The guideline public company method is a market approach that derives an implied total equity value by analyzing and comparing the market value and valuation multiples of comparable publicly traded life sciences companies. The backsolve method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s length transaction. The Board of Directors and an independent third-party valuation firm determined that the OPM and public company guideline method was the appropriate method for the Company’s valuations in August and October 2019 because the early stage of the Company’s development programs made it difficult to forecast specific future liquidity

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Avidity Biosciences, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

events. The Board of Directors and an independent third-party valuation firm determined that the OPM backsolve method was the appropriate method for the Company’s valuations in December 2019 and February 2020 given the proximity to the arm’s length Series C convertible preferred stock financing (the “Series C Financing”), which had closings in November 2019 and January 2020. The Series C Financing was led by new third-party investors in which the Company sold Series C convertible preferred stock at a price of $4.2812 per share raising gross proceeds of $102.8 million, which purchase price was determined in negotiations with such new investors. After estimating the Company’s total equity value under these market approaches, that value was allocated to the various classes of the Company’s equity using the OPM. In each of these valuations, given the very early nature of the Company and its technology and the high rate of failure for successfully commercializing drugs without additional technological validation, the Company incorporated the probability that the Company would not succeed and would go bankrupt, resulting in liquidation (Bankruptcy scenario), versus the probability that the Company would successfully achieve such objectives (Successful scenario).

Beginning in April 2020, the Company utilized a hybrid of the probability-weighted expected return method (“PWERM”) and OPM for determining the fair value of its common stock as estimates regarding potential future liquidity outcomes were considered reasonable following the Company’s submission on April 3, 2020 of a draft registration statement on Form S-1 related to the Company’s initial public offering (the “IPO”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering all of the possible outcomes available to the Company, as well as the economic and control rights of each share class. The Company considered three future event scenarios in the PWERM model: an IPO, a non-IPO (an immediate stay private scenario with an ultimate exit) or bankruptcy. The hybrid method is a hybrid between the PWERM and OPM that uses the PWERM to estimate the probability-weighted value across multiple scenarios and the OPM to estimate the allocation of value within one or more of those scenarios. The Company used the OPM to allocate value in the non-IPO scenario and used the fully-diluted shares outstanding to allocate value in the IPO scenario.

The Company’s Board of Directors and management developed estimates based on the application of these approaches and the assumptions underlying these valuations, giving careful consideration to independent third-party valuation reports. At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

In addition, in March 2020 in connection with the audit of the Company’s financial statements for the year ended December 31, 2019, the Company evaluated whether or not, in retrospect, the assumptions utilized for purposes of the August 2019, October 2019, December 2019 and February 2020 option grants were appropriate, as discussed below under the heading “—Retrospective Fair Value Determinations.”

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Avidity Biosciences, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

Grant Date Fair Value Determinations

August and October 2019 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $0.20 per share as of August 28, 2019 and October 3, 2019, after considering a valuation report from an independent third-party valuation firm as of April 30, 2019. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report.

As discussed above, the April 30, 2019 valuation used the OPM guideline public company method to value the common stock because the early stage of the Company’s development programs made it difficult to forecast specific future liquidity events. Given the very early nature of the Company and its technology and the expected liquidity event time period, as well as the relatively short time frame of its existing cash runway without another capital raise, the Company incorporated the probability that it would go bankrupt, resulting in liquidation. The April 30, 2019 valuation established the following scenarios and probabilities:

Scenario	Indicated Value	Assigned Weight	DLOM*	Weighted Value Per Unit/Share
Successful	$1.01	20%	30%	$0.20
Bankruptcy	$0	80%	0%	$0.00
Concluded Fair Value				$0.20

*	The DLOM was based on the Finnerty Put Option Analysis and consideration of various restricted stock studies.

The Company estimated the average time to a potential liquidity event was five years based on management’s best estimates and it estimated that the liquidation value of its common units in the bankruptcy scenario (i.e. the net amount received by the Company if its assets were sold and liabilities were retired) was $0. After applying a 30% discount for lack of marketability (“DLOM”), the resulting fair value of common stock was $0.20 per share on a non-controlling, non-marketable basis. The Company subsequently reexamined the deemed fair value of its common stock associated with stock options granted in August and October 2019 as discussed below under the heading “—Retrospective Fair Value Determinations.”

December 2019 and February 2020 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $0.59 per share as of December 18, 2019, February 11, 2020 and February 19, 2020, after considering a valuation report from an independent third-party valuation firm as of November 30, 2019. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Avidity Biosciences, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

As discussed above, the November 30, 2019 valuation used the OPM backsolve method to value the common stock because of the proximity to the Series C Financing, which had an initial closing and a subsequent closing in November 2019 and January 2020, respectively. Similar to the prior valuations, given the very early nature of the Company and its technology and the high failure rate of early-stage pharmaceutical companies, after taking into account the cash runway provided by the Series C Financing and the need for additional capital raises, the Company established the following scenarios and probabilities:

Scenario	Indicated Value	Assigned Weight	DLOM*	Weighted Value Per Unit/Share
Successful	$1.97	30%	30%	$0.59
Bankruptcy	$0	70%	0%	$0.00
Concluded Fair Value				$0.59

*	The DLOM was based on the Finnerty Put Option Analysis and consideration of various restricted stock studies.

Under the backsolve method, the Company estimated the average time to a potential liquidity event was 1.5 years based on management’s best estimates. The Company estimated that the liquidation value of its common shares in the bankruptcy scenario was $0. After applying a 30% DLOM, the resulting fair value of common stock was $0.59 per share on a non-controlling, non-marketable basis. The Company subsequently reexamined the deemed fair value of its common stock associated with stock options granted in December 2019 and February 2020 as discussed below under the heading “—Retrospective Fair Value Determinations.”

Retrospective Fair Value Determinations

In March 2020, in connection with the audit of the Company’s financial statements for the year ended December 31, 2019, the Company evaluated whether or not, in retrospect, the assumptions utilized for purposes of the August 2019, October 2019, December 2019 and February 2020 option grants were appropriate. In retrospect, the Company worked with its independent third-party valuation firm to revise the April 30, 2019 and November 30, 2019 valuations to increase the absolute weighting of the Successful scenario by 80% and 70%, respectively, which resulted in a concluded fair value of the common units/shares of $1.20 for the August 28 and October 3, 2019 option grants and $1.97 for the December 18, 2019, and February 11 and February 19, 2020 option grants. As a result, the Company recorded an immaterial amount of additional stock based compensation expense for the fiscal year ended December 31, 2019 and the increase in stock based compensation for the fiscal quarter ended March 31, 2020 was immaterial.

May 2020 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $4.18 per share as of May 15, 2020, after considering a valuation report from an independent third-party valuation firm as of April 30, 2020. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Avidity Biosciences, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

Among the qualitative factors considered by the Board of Directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to February 19, 2020:

•	the Company’s submission on April 3, 2020 of a draft registration statement on Form S-1 related to the IPO.

•	the Company conducted numerous testing-the-waters meetings and received feedback from investors; and

•	the Company received preliminary feedback from the underwriters on potential valuation ranges.

As discussed above, the April 30, 2020 valuation analysis was performed using the hybrid method, to establish the following scenarios and relative weightings and values, as estimates regarding potential future liquidity outcomes, which were considered reasonable given the Company’s organizational meeting for an IPO and progress towards the completion of an IPO or an alternative exit.

Scenario	Per Share Value	Assigned Weight	DLOM*	Weighted Value Per Share
IPO	$6.03	70%	10%	$3.80
Non-IPO	$2.70	20%	30%	$.38
Bankruptcy	$0	10%	$0	$0.00
Concluded Fair Value				$4.18

*	The DLOM was based on the Finnerty Put Option Analysis.

In determining the estimated enterprise value for the IPO scenario, the Company applied the guideline public company method, which analyzed the market value of invested capital as a multiple to the latest 12 month expenses of publicly traded life sciences companies. For the IPO scenario, the Company applied a 10% DLOM and estimated the time to liquidity for the IPO as 0.25 years based on management’s best estimates and an analysis of market conditions.

In determining the estimated enterprise value for the non-IPO scenario, the Company applied the guideline public company method under the market approach, which analyzed the market value of invested capital as a multiple to the latest 12 month expenses of publicly traded life sciences companies. For the non-IPO scenario, the Company applied a 30% DLOM and estimated the time to liquidity was two years based on management’s best estimates and an analysis of market conditions.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Avidity Biosciences, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

COMPARISON OF APRIL 30, 2020 VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary Price Range is between $[***] and $[***] (without giving effect to any reverse stock split that the Company will effect prior to the offering). The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was based on discussions between it and the lead underwriters. The Company’s most recent grants of stock options were for an aggregate of 729,272 shares made on May 15, 2020 with an exercise price of $4.18 per share, which the Company’s Board of Directors determined to be the fair value of its common stock on that date (the “Estimated Fair Value”).

As is typical in IPOs, the Preliminary Price Range was based in part on the lead underwriters’ quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•

an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent IPOs, which supported potential higher valuation ranges;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies, and specifically a rebound in the small cap Nasdaq biotech index;

•	additional feedback received from potential investors from the Company’s testing-the-waters meetings;

•	an assumption that there would be a receptive public trading market for a preclinical stage biopharmaceutical company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the Estimated Fair Value and the Preliminary Price Range, if obtained, is that the PWERM and OPM hybrid valuation method used by the Company to determine the Estimated Fair Value reflects the potential that the Company might remain a privately held company or go bankrupt, which inherently decreases the Estimated Fair Value per share of the Company’s common stock due to the combination of (i) the expected business equity value in the non-IPO and bankruptcy scenarios that was significantly lower than in the IPO scenario, (ii) the discounting to present value and (iii) the application of a discount for lack of marketability. Conversely, the midpoint of the Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for present value or a discount for lack of marketability, as an active trading market for the Company’s common stock will exist following the IPO. As a result, the midpoint of the Preliminary Price Range was neither reduced by the expected business equity value from other potential future outcome events nor discounted for lack of marketability. Additionally,

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Avidity Biosciences, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

the Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock into common stock in connection with the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock in the Preliminary Price Range, and also drives a lower common stock value in the non-IPO scenario.

Notably, the April 30, 2020 valuation report estimated a fair value of the Company’s common stock on that date to be $6.03 in the IPO scenario prior to applying a discount rate and DLOM, which Estimated Fair Value is reasonably consistent with the Preliminary Price Range.

In conclusion, the Company respectfully submits that the difference between the valuation as of April 30, 2020 and the Preliminary Price Range is reasonable. As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Sarah Boyce, President and Chief Executive Officer, Avidity Biosciences, Inc., 10975 N. Torrey Pines Road, Suite 150, La Jolla, California 92037, telephone (858) 401-7900, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 523-3962. Thank you for your assistance.

Sincerely,

/s/ Matthew T. Bush

Matthew T. Bush

of LATHAM & WATKINS LLP

cc:	Mary Mast, Securities and Exchange Commission
Mary Beth Breslin, Securities and Exchange Commission
Christine Torney, Securities and Exchange Commission
Sarah Boyce, Avidity Biosciences, Inc.
Cheston J. Larson, Latham & Watkins LLP
Alaina P. Ellis, Latham & Watkins LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Avidity Biosciences, Inc. with respect to this letter.